DB

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response....12.00

19010290

N

SEC FILE NUMBER
8-69596

ANNUAL AUDITED REPORT, FORM X-17A-5, PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Acta of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/02/17 AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POINSETT SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
777 Lowndes Hill Road, Building 3, Suite 110
Greenville, South Carolina 29607

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Boyd (864) 679-4705

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cherry Bekaert LLP
2626 Glenwood Avenue, Suite 200, Raleigh, NC 27608

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

__x___ Certified Public Accountant
______ Public Accountant
______ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relief on as the basis for the exemption. See Section 240.17a-5€(2)

RMS

OATH OR AFFIRMATION

I, John W. Boyd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POINSETT SECURITIES, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO
Title

STATE OF South Carolina,
COUNTY OF Greenville,

Notary Public

My commission expires: 1/28/2026

This report ** contains (check all which are applicable)

___x___ (a) Facing Page.
___x___ (b) Statement of Financial Condition.
___x___ (c) Statement of Income (Loss).
___x___ (d) Statement of Changes in Financial Condition.
___x___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
_______ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
___x___ (g) Computation of Net Capital.
_______ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_______ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_______ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_______ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
___x___ (l) An Oath or Affirmation.
___x___ (m) A copy of the SIPC Supplemental Report.
_______ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e(3).***

POINSETT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of December 31, 2018 and for the Period Beginning October 2, 2017 through December 31, 2018

And Report of Independent Registered Public Accounting Firm

POINSETT SECURITIES, LLC
TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Poinsett Securities, LLC
Greenville, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Poinsett Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' interest, and cash flows for the period from October 2, 2017 to December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from October 2, 2017 to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as the Company's auditor since 2018.

Raleigh, North Carolina
February 28, 2019

POINSETT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets

Cash	$ 10,239
Accounts receivable	34,921
Prepaid assets	902
Total assets	$ 46,062

Liabilities

Accounts payable	$ 1,550
Total liabilities	$ 1,550

Members' Interest

Members' interest	$ 44,512
Total liabilities and members' interest	$ 46,062

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF OPERATIONS

PERIOD BEGINNING OCTOBER 2, 2017 THROUGH DECEMBER 31, 2018

Revenues	
Advisory fees	$ 34,921
Total revenues	$ 34,921
Expenses	
Wages and other payroll expenses	$ 3,000
Professional fees	11,375
Rent	4,500
Archiving expense	540
Telephone expense	1,500
Insurance	2,031
Dues and subscriptions	1,350
Office supplies and expenses	1,592
Licensing fees	1,460
Other	216
Total expenses	$ 27,564
Net income	$ 7,357

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' INTEREST

PERIOD BEGINNING OCTOBER 2, 2017 THROUGH DECEMBER 31, 2018

	Members' Interest
Balance, October 2, 2017	$ 37,155
Net income	$ 7,357
Balance, December 31, 2018	$ 44,512

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF CASH FLOWS

PERIOD BEGINNING OCTOBER 2, 2017 THROUGH DECEMBER 31, 2018

Cash flows from operating activities		
Net Income		$ 7,357
Adjustments to reconcile net income to net cash used in operating activities		
Cash flows:		
Increase in accounts receivable		(34,921)
Decrease in prepaid expenses and other assets		3,334
Increase in accounts payable		1,540
Net cash used in operating activities		$(22,690)
Net decrease in cash		$(22,690)
Cash at beginning of reporting period		32,929
Cash at end of reporting period		$ 10,239

The accompanying notes to the financial statements are an integral part of this statement.

Note 1 – Nature of operations

Poinsett Securities, LLC (the "Company"), a South Carolina limited liability company, was formed on February 12, 2015 under the laws of the state of South Carolina and is a sponsor and registered broker-dealer providing private placement services to affiliated companies. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on October 2, 2017.

The reporting period will be the date of FINRA membership through December 31, 2018. FINRA issued a no action letter and allowed the Company to include audit of period October 2, 2017 through December 31, 2017 in the subsequent year's audit.

Note 2 – Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the reporting period, the Company from time to time may have amounts on deposit in excess of the insured limits. There were no uninsured amounts as of December 31, 2018.

Accounts Receivable – Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the option of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company's allowance for doubtful accounts was $-0- as of December 31, 2018.

Fair Value Measurements – As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent,

Note 2 – Summary of significant accounting policies (continued)

knowledgeable, able and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of the liabilities. Considerable judgment may be required in interpreting market data used to develop estimates of fair value.

Revenue - The Company provides managing broker-dealer underwriting services on a "best-efforts" basis for various issuers of private placement securities under written agreement. These advisory fees are recognized when performance obligations are satisfied in accordance with the terms of the signed agreements.

All of the Company's revenue was received from a single agreement during the reporting period.

Accounting Standards Codification ("ASC") 606: Revenue from Customer Contracts- In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 requires an entity to allocate revenue from a contract over various performance obligations of the contract and has a five-step model for implementing the standard. The Company has determined that its "bests efforts" underwriting fees are the only performance obligation under our contracts and that such fees should be recorded at the time the issuer accepts the subscription documents and payment from the customer. The standard was adopted October 2, 2017, before the Company had earned any revenue, so there was no cumulative adjustment to members' equity. The adoption of the standard did not have a material impact on the financial condition of the Company.

Advertising – Advertising costs are expensed as incurred. There was no advertising expense for the reporting period.

Income Taxes – The Company has elected to be treated as a limited liability company for income tax purposes. As such, substantially all income (loss) of the Company is reported by the member on their individual income tax returns. There is no uncertain income tax for positions as of December 31, 2018.

Note 3 – Capital requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2018, the Company had net capital of $8,689, which was $3,689 in excess of its required capital of $5,000. The Company's net capital ratio was 17.84%.

Note 3 – Capital requirements (continued)

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4 – Related parties

The Company has entered into an expense sharing agreement with TIC Properties Management, LLC, which is owned/controlled by a member of the Company. The expense sharing agreement calls for a monthly charge of $300 for rent, $200 for payroll and related costs, $100 for insurance, $100 for telephone and $100 for general office expenses, as well as a share of scan, fax, copier, and other similar expenses.

The Company entered into a Managing Broker-Dealer Agreement with an affiliated company for the reporting period ended December 31, 2018. This agreement calls for the payment of fees based on capital raised on a best efforts basis. During the reporting period, the Company earned $34,921 from this related party agreement.

Note 5 – Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 – Securities Investor Protection Corporation ("SIPC") exemption

The Company is a member of SIPC and, as such, is subject to their rules, regulations and filing requirements. SIPC Series 600 Rules require that members file an Agreed Upon Procedures ("AUP") Report prepared by an independent, public accountant. Firms with revenue of less than $500,000 are exempt from this requirement. The Company was exempt from this requirement for the reporting period ended December 31, 2018.

Note 7 – Subsequent events

The Company has evaluated subsequent events through February 28, 2019, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. There were no subsequent events that require disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

POINSETT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Members' interest		$44,512
Less non-allowable assets:		
Accounts receivable	$34,921	
Prepaid Expenses	902	
Total non-allowable assets		35,823
Net capital		8,689
Minimum net capital		5,000
Capital in excess of minimum		3,689
Aggregate indebtedness		1,550
Ratio of Indebtedness to capital		.1784

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein. See report of Independent Registered Public Accounting Firm.

POINSETT SECURITIES, LLC
SCHEDULE II – EXEMPTION REPORT

PERIOD BEGINNING OCTOBER 2, 2017 THROUGH DECEMBER 31, 2018

Poinsett Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and
(2) We met the identified exemption provisions throughout the most recent reporting period ended December 31, 2018 without exception.

POINSETT SECURITIES, LLC

By:______________________________
John W. Boyd
Manager

February 28, 2019

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Poinsett Securities, LLC
Greenville, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Poinsett Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP
Raleigh, North Carolina
February 28, 2019